UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated April 1, 2011
Commission file number 001-15254

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction	(I.R.S. Employer Identification No.)
of incorporation or organization)
3000, 425 — 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐     Form 40-F ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
N/A

The following document is being submitted herewith:
•	Press Release dated March 22, 2011.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: April 1, 2011	By:	/s/“Alison T. Love”
Alison T. Love
Vice President, Corporate Secretary & Chief Compliance Officer

NEWS RELEASE
Enbridge Gas Distribution Adjusts Prices
TORONTO, March 22, 2011 — Enbridge Gas Distribution Inc., a regulated natural gas distribution utility, announced today that it has received approval from the Ontario Energy Board (OEB) for new rates effective April 1, 2011.
For typical residential customers* who buy their gas supply and transportation from Enbridge Gas Distribution, the changes will result in an overall increase of approximately $28 annually. The change is primarily due to increased costs for transporting natural gas to our franchise area which are partially offset by lower natural gas supply costs.
Typical residential customers, who purchase their gas supply from a marketer and obtain transportation services from Enbridge Gas Distribution, will see an increase of about $41 annually. This is primarily due to increased costs for transporting natural gas.
The total effect on a customer’s bill depends on how much gas a customer uses.
The costs to transport gas to our franchise area are passed on to customers without mark-up.
Effective April 1, 2011, Enbridge Gas Distribution’s Gas Supply Charge will decrease from 14.42 cents per cubic metre (¢/m3) to 13.98 ¢/m3. The Cost Adjustment includes a refund on Gas Supply of 2.17 ¢/m3. Combined, these result in an effective Gas Supply Charge of 11.81 ¢/m3.
Enbridge Gas Distribution does not earn a profit on the price of natural gas. Gas supply costs are passed through to customers without any mark-up. Any difference between forecast costs and actual prices is either collected from or returned to customers through a Cost Adjustment.
Natural gas is the most economical choice for home and water heating in Ontario. Over the past five years, natural gas has been on average about 50 per cent less expensive than electricity and about 49 per cent less expensive than oil.**
Enbridge Gas Distribution has a 160-year history and is Canada’s largest natural gas distribution company. Enbridge Gas Distribution is owned by Enbridge Inc., a Canadian-based leader in energy transportation and distribution, and a Top 100 Canadian Employer for 2010. Enbridge Gas Distribution and its affiliates distribute natural gas to about 1.9 million customers in Ontario, New York State, New Brunswick and southwestern Quebec. For more information, go to www.enbridgegas.com.

*	A typical residential customer uses 3,064 cubic metres of natural gas a year for home and water heating.

**	Based on a five-year rolling average from May 2006 to April 2011. Natural gas prices are based on Enbridge Gas Distribution’s prices up to and including April 2011 rates. Electricity prices are based on Toronto Hydro’s Ontario Energy Board approved rates up to and including current rates, approved in November 2010. Oil prices are based on publicly posted Statistics Canada historical rates up to and including rates available as of January 2011. The calculations are done on an energy equivalent basis. Estimates do not include taxes or any rental or financing costs.
Media contact:
Chris Meyer
Tel: 416-753-6626
chris.meyer@enbridge.com